September 12, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Ms. Kathleen Collins

Re:	Heartland Payment Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-32594
Ladies and Gentlemen:
We are providing you with Heartland Payment Systems, Inc.'s (the “Company”) responses to the written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 29, 2012, relating to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2011 (File No. 001-32594).
This response letter has been filed on EDGAR, and a copy has been sent by e-mail.
In this letter, we have recited the comment from the Staff in bold type and have followed the comment with the Company's response thereto.
Form 10-K for Fiscal Year Ended December 31, 2011
Part III (incorporated by reference from the definitive proxy statement filed April 6, 2012)
Executive Compensation
Annual Incentive Compensation, page 18

1.
We note your response to prior comment 5. It is unclear from your response and the disclosure in the definitive proxy statement if your executives' 2011 annual cash compensation was determined based solely on a review of company-wide operating income in 2011 or if you also considered other financial performance measures. If other measures were also considered, please specifically identify them in your response letter. Also, for each such measure disclose the 2011 performance goal or explain more specifically how disclosure of such goals reasonably threatens competitive harm. In this regard, it is unclear from your response how competitors

Securities and Exchange Commission
September 12, 2012

could pull together sufficiently specific information about your future operations and strategy from the disclosure of performance goals for a completed financial period to cause you competitive harm. In particular, since you disclose your 2011 operating income goal , explain why disclosure of other performance goals could lead to competitive harm.
The Company provided in its proxy disclosure regarding its annual incentive compensation that, in determining the amount of such annual incentive compensation for its executives, the Company's Chief Executive Officer and Compensation Committee typically review various financial performance measurements in relation to applicable annual budgets for such measurements. Additionally, the Company's Chief Executive Officer and Compensation Committee consider each executive's individual performance when determining his or her annual incentive compensation. When determining the annual incentive compensation for 2011, the Company's Chief Executive Officer and Compensation Committee reviewed the Company's actual operating income of $78 million against the operating income goal of $77 million as well as each executive's individual performance. Other financial measures were not specifically considered and no performance goals for other financial measures were set. Performance for these other financial measures were only considered directionally without qualification in addition to such non-financial performance objectives such as leadership and development plans as part of the executive's overall individual performance. No amount of bonus was allocated to these financial measures or non-financial performance objectives. We will expand our disclosure in future proxy statements to reflect this supplemental response. In this connection if the Company's Chief Executive Officer and Compensation Committee consider and set other specific financial performance measures in the future when determining annual incentive compensation for its executives, it will either disclose such performance goals in future filings or explain with more specificity how disclosure of such goals would reasonably threaten competitive harm.
We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact Wesley C. Fredericks, Jr. from Jenner & Block LLP, counsel to the Company, at (212) 891-1641 or Jason Casella from Jenner & Block LLP at (212) 891-1646.
Sincerely,

Heartland Payment Systems, Inc.

By: /s/ Maria Rueda
Name: Maria Rueda
Title: Chief Financial Officer
cc:    Matthew Crispino
Barbara Jacobs